Filed pursuant to Rule 433

Registration Statement No. 333-266474

Issuer Free Writing Prospectus dated June 2, 2023

Relating to Preliminary Prospectus Supplement dated May 26, 2023

¥90,000,000,000

Pricing Term Sheet

¥30,000,000,000 0.813% Notes due 2025 (the “2025 Notes”)

¥23,000,000,000 0.972% Notes due 2026 (the “2026 Notes”)

¥37,000,000,000 1.240% Notes due 2028 (the “2028 Notes”)

Issuer:	PayPal Holdings, Inc. (the “Company”)

Ranking:	Senior unsecured

Expected Ratings:	A3 (Moody’s Investors Service, Inc.) A- (Standard & Poor’s Ratings Services) A- (Fitch, Inc.)

Trade Date:	June 2, 2023 (Tokyo)

Settlement Date:	June 9, 2023 (T+5 Tokyo business days)*

Denominations:	¥100,000,000 and integral multiples of ¥10,000,000 in excess thereof

Principal Amount:	¥30,000,000,000 of 2025 Notes ¥23,000,000,000 of 2026 Notes ¥37,000,000,000 of 2028 Notes

Maturity Date:	June 9, 2025 for the 2025 Notes June 9, 2026 for the 2026 Notes June 9, 2028 for the 2028 Notes

Coupon (Interest Rate):	0.813% per annum for the 2025 Notes 0.972% per annum for the 2026 Notes 1.240% per annum for the 2028 Notes

Interest Payment Dates:	Semi-annually each June 9 and December 9, commencing December 9, 2023 and ending on the Maturity Date

Day Count Convention:	30/360

Price to Public:	100.000% for the 2025 Notes 100.000% for the 2026 Notes 100.000% for the 2028 Notes

Reference Rate:

0.063% (equivalent to 2-year Swap Mid Rate on Bloomberg “TFPR18”, rounded up to three decimal places) for the 2025 Notes

0.122% (equivalent to 3-year Swap Mid Rate on Bloomberg “TFPR18”, rounded up to three decimal places) for the 2026 Notes

0.240% (equivalent to 5-year Swap Mid Rate on Bloomberg “TFPR18”, rounded up to three decimal places) for the 2028 Notes

Spread to Reference Rate:	75 basis points for the 2025 Notes 85 basis points for the 2026 Notes 100 basis points for the 2028 Notes

Yield to Maturity:	0.813% for the 2025 Notes 0.972% for the 2026 Notes 1.240% for the 2028 Notes

Redemption:	The Notes will not be redeemable prior to maturity unless certain events occur involving United States taxation as described in the Preliminary Prospectus Supplement dated May 26, 2023

Common Code/ISIN:	263423402 / XS2634234020 for the 2025 Notes 263423429 / XS2634234293 for the 2026 Notes 263423437 / XS2634234376 for the 2028 Notes

Underwriting Discount:	0.150% for the 2025 Notes 0.250% for the 2026 Notes 0.350% for the 2028 Notes

Net Proceeds Before Expenses:	¥29,955,000,000 for the 2025 Notes ¥22,942,500,000 for the 2026 Notes ¥36,870,500,000 for the 2028 Notes

Joint Book-Running Managers:	Mizuho Securities USA LLC Morgan Stanley & Co. International plc SMBC Nikko Securities America, Inc.

Co-Managers:	Academy Securities, Inc. Independence Point Securities LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

Paying Agent:	Elavon Financial Services DAC, UK Branch

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

UK MiFIR professionals/ECPs-only/No EEA or UK PRIIPs KID: Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA or UK PRIIPs key information document (KID) has been prepared as the Securities are not available to retail investors in the EEA or in the United Kingdom, respectively.

*

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to any such trade expressly agree otherwise. Under the EU Central Securities Depositories Regulation, trades in the secondary market are required to settle in two London business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second New York business day, or the second London business day, preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second New York business day, or the second London business day, preceding the settlement date should consult their own advisors.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement, the accompanying prospectus and, when available, the final prospectus supplement if you request it by contacting: Mizuho Securities USA LLC, Attn: Debt Capital Markets, 1271 Avenue of the Americas, New York, NY 10020; by phone at (866) 271-7403 (toll free); Morgan Stanley & Co. International plc, c/o Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by phone at 1-866-781-1649; or SMBC Nikko Securities America, Inc., 277 Park Avenue, 5th Floor, New York, NY 10172, Attention: Debt Capital Markets, or by calling 1-888-868-6856.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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